AR/S

03006659

PORTSMOUTH SQUARE, INC.

SEC MAIL RECEIVED PROCESSING
FEB 1 3 2003
WASH, D.C. 207 SECTION

2002

ANNUAL REPORT

For Fiscal Year
Ended June 30, 2002

PROCESSED
FEB 2 4 2003
THOMSON FINANCIAL

Los Angeles:
820 Moraga Drive
Los Angeles, California 90049

Telephone: (310) 889-2500
Facsimile: (310) 889-2525

San Diego:
Post Office Box 270828
San Diego, California 92198-2828

Telephone: (858) 673-4722
Facsimile: (858) 673-5406

MESSAGE TO OUR SHAREHOLDERS

To Our Shareholders:

Like many companies with operations in the San Francisco Bay Area, fiscal 2002 was a difficult and challenging year for Portsmouth Square. The terrorist attacks, the growing geopolitical crisis, corporate and accounting scandals and historic bankruptcy filings of some of the country's major corporations had a profound effect on the economy, the hospitality industry and securities markets. We faced those challenges in both of our business segments. The Company posted a loss per share of $2.54 for the year ended June 30, 2002, compared to earnings per share of $3.48 in the prior year.

A combination of three factors significantly impacted the hotel operations of the San Francisco Financial District Holiday Inn in fiscal 2002. First, the terrorist attacks of September 11, 2001, had a devastating effect on tourism and the hospitality industry, especially in the Bay Area where recovery has been especially slow. Second, the continuing weak economy in the Bay Area, due to the failure of numerous internet and technology companies, has also decreased business travel, which has resulted in a reduction by airlines in the number of flights into San Francisco. Third, the hotel has faced increased competition from new properties and from higher end properties that have cut room rates in an effort to keep their share of a declining market. All of these factors resulted in a decrease in average monthly hotel occupancy rates and a decline in average monthly daily room rates from those in fiscal 2001. As a result of the significant decline in revenues, Justice Investors reduced its special December 2001 distribution by 50% from the prior year and eliminated that special distribution for December 2002. In addition, Justice Investors was forced to cut the monthly distribution by 20%, effective with the May 2002 distribution. Justice Investors has also advised us that further cuts in the monthly distributions may be necessary if economic conditions do not improve.

In response to these new challenges, the Company is working diligently with Justice Investors to improve the competitive position of the hotel for the future. As part of those efforts, Justice Investors has entered into a ten year lease of approximately 5,400 square feet of space on the lobby level of the hotel for the construction and operation of a health and beauty spa that is scheduled to open in April 2003. Justice Investors will contribute up to $1,100,000 for leasehold improvements, which will be fully amortized by the lease payments over the term of the lease. Management expects that the addition of the spa will help the hotel to be more competitive in a difficult marketplace by providing greater amenities to its guests. Justice Investors is also looking to increase the amount of meeting room space in the hotel and to modernize such space in an effort to capture a greater share of the business meeting/convention business. Management anticipates that such efforts will help increase occupancy and room rates in the future, when the current environment turns around.

The events of September 11, 2001 also greatly impacted the Company's investments in marketable securities in fiscal 2002, especially in the first quarter ended September 30, 2001 when the Company's securities portfolio was under the management of an investment advisory company. During that period of time, the Company's portfolio was invested in a significant number of NASDAQ companies in the computer software, computer technology, internet, and telecommunications sectors, as well as companies in the airline and aircraft industry sectors. The securities in those sectors were particularly hard hit by the events of September 11, 2001. As a result, the Company suffered a substantial net decline in the market

MESSAGE TO OUR SHAREHOLDERS

value of its securities portfolio, with most of those positions being sold during fiscal year 2002 at a significant loss. Securities markets and the Company's investments were also impacted by the war in Afghanistan, the growing geopolitical crisis, threats of further terrorism, a staggering economy, coupled with corporate and accounting scandals, and significant bankruptcy filings in the energy, retail, financial services, communications and various other sectors. These factors, and others, contributed to a further decline in the stock markets and the loss of general investor confidence during our 2002 fiscal year.

It is unfortunate, but in difficult economic times like these, we often find the greatest number of opportunities with the greatest potential for significant investment returns. We believe that many companies in various industry sectors have become undervalued. We will make every effort to identify those companies and believe that we will be successful in this endeavor during these extremely difficult and uncertain times. When the Company resumed management of its securities portfolio after the termination of the agreement with the investment advisor, we repositioned our portfolio to include mostly companies listed on the New York Stock Exchange and American Stock Exchange. We have sought to diversify that portfolio by investing in companies and industries which we believe will be the beneficiaries when the economy does turn around. We are beginning to see some positive signs on the investing horizon. As the geopolitical situation is addressed and our economy begins to take shape, we believe the Company will be positioned to take advantage of the economic recovery when it finally occurs.

Management has a strong personal commitment to the Company and demonstrated that commitment by taking substantial interim reductions in compensation during the later part of fiscal 2002 and into fiscal 2003. We will increase our efforts to improve the competitive position and operations of our hotel asset and to identify opportunities for future growth. We will do whatever it takes in terms of effort, sacrifice and dedication to return the Company to profitability and a bright future.

Sincerely,

John V. Winfield

John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS

	June 30, 2002	June 30, 2001
Net (Loss) Income	$ (1,863,679)	$ 2,556,243
Basic (Loss) Earnings Per Share	$ (2.54)	$ 3.48
Shareholders' Equity	$ 6,372,699	$ 8,603,469
Weighted Average Number of Shares Outstanding	734,183	734,183

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Portsmouth Square, Inc.

In our opinion, based on our audit, the accompanying balance sheet and the related statements of operations, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Portsmouth Square, Inc. at June 30, 2002, and the results of its operations and its cash flows for the years ended June 30, 2002 and June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
September 19, 2002

BALANCE SHEET

As of June 30,		2002
ASSETS		
Cash and cash equivalents	$	1,480,271
Investment in marketable securities		2,438,716
Investment in Justice Investors		1,486,222
Other investments		100,000
Other assets		1,066,643
Total assets	$	6,571,852
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	76,793
Obligations for securities sold		122,360
Total liabilities		199,153
Commitments and contingencies		
Shareholders' equity		
Common stock, no par value:		
Authorized shares - 750,000		
Issued and outstanding shares - 734,183		2,092,300
Additional paid-in-capital		915,676
Retained earnings		3,364,723
Total shareholders' equity		6,372,699
Total liabilities and shareholders' equity	$	6,571,852

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS

For the year ended June 30,	2002	2001
Revenues		
Equity in net income of Justice Investors	$ 2,159,887	$ 3,927,635
Net (losses) gains on marketable securities	(4,325,517)	942,535
Dividend and interest income	63,352	226,718
Reserve for loss on other income	(250,000)	-
Other income	48,114	55,442
	(2,304,164)	5,152,330
Costs and expenses		
General and administrative	(543,052)	(458,575)
Margin interest, trading and management expenses	(228,373)	(381,813)
	(771,425)	(840,388)
(Loss) Income before income taxes	(3,075,589)	4,311,942
Income tax benefit (expense)	1,211,910	(1,755,699)
Net (loss) income	$ (1,863,679)	$ 2,556,243
Basic (loss) earnings per share	$ (2.54)	$ 3.48
Weighted average number of shares outstanding	734,183	734,183

See accompanying notes to financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additonal Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance at June 30, 2000	734,183	$ 2,092,300	$ 915,676	$ 3,406,341	$ 6,414,317
Net income				2,556,243	2,556,243
Dividends paid				(367,091)	(367,091)
Balance at June 30, 2001	734,183	$ 2,092,300	$ 915,676	$ 5,595,493	$ 8,603,469
Net loss				(1,863,679)	(1,863,679)
Dividends paid				(367,091)	(367,091)
Balance at June 30, 2002	734,183	$ 2,092,300	$ 915,676	$ 3,364,723	$ 6,372,699

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

For the years ended June 30,	2002	2000
Cash flows from operating activities:		
Net (loss) income	$ (1,863,679)	$ 2,556,243
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Equity in net income of Justice Investors	(2,159,887)	(3,927,635)
Net unrealized losses (gains) on marketable securities	1,515,189	(213,878)
Reserve for losses on other investments	250,000	-
Changes in assets and liabilities:		
Investment in marketable securities	4,945,123	(466,760)
Other assets	(942,757)	56,000
Accounts payable and accrued expenses	(1,116,512)	904,274
Due to securities broker	(438,043)	(2,870,567)
Obligations for securities sold	(1,463,838)	9,558
Net cash used in operating activities	(1,274,404)	(3,952,765)
Cash flows from investing activities:		
Cash distributions from Justice Investors	3,262,896	4,392,360
Other investments	(250,000)	-
Net cash provided by investing activities	3,012,896	4,392,360
Cash flows from financing activities:		
Dividends paid	(367,091)	(367,091)
Net cash used in financing activities	(367,091)	(367,091)
Net increase in cash and cash equivalents	1,371,401	72,504
Cash and cash equivalents at the beginning of the period	108,870	36,366
Cash and cash equivalents at the end of the period	$ 1,480,271	$ 108,870
Supplemental information:		
Income taxes paid, net of refunds	$ 500,000	$ 698,000
Margin interest paid	$ 118,173	$ 277,606

See accompanying notes to financial statements.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

As of June 30, 2002, Santa Fe Financial Corporation ("Santa Fe") owns approximately 68.8% of the outstanding common shares of Portsmouth Square, Inc. ("Portsmouth" or the "Company"). Portsmouth's primary source of revenue is from its 49.8% interest in Justice Investors, a California limited partnership in which Portsmouth serves as both a general and limited partner. Justice Investors owns the land, improvements and leaseholds at 750 Kearny Street, San Francisco, California, commonly known as the Holiday Inn Financial District/Chinatown. Justice Investor's most significant income source is a lease between the partnership and Felcor Lodging Trust, Inc. for the hotel portion of the property. In addition, the partnership derives income from the lease of the garage portion of the property to Evon Garage Corporation. The Company also derives revenue from management fees for actively managing the hotel as a general partner and from the investment of its cash and securities assets.

Cash Equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Investment in Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the income statement.

Due to Securities Broker

Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements.

Obligations for Securities Sold

Obligations for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the income statement.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, marketable securities, other investments, prepaid expenses and other assets, accounts payable and liabilities approximates fair value.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company's primary source of revenue is from its 49.8% interest in Justice Investors, a limited partnership which owns and leases a hotel in San Francisco, California, in which the Company is both a general and limited partner. The Company accounts for its investment in Justice Investors under the equity method.

Basic Earnings per Share

Basic earnings per share are calculated based upon the weighted average number of common shares outstanding during each fiscal year. As of June 30, 2002 and June 30, 2001, the Company did not have any potentially dilutive securities outstanding; and therefore, does not report diluted earnings per share.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates. Deferred tax expense is the result of changes in the amount of deferred income taxes during the period.

Recently Issued Accounting Standards

In October 2001, the Financial Accounting Standards Board ("FASB" or the "Board") issued FASB Statement No. 144 ("FAS No. 144") Accounting for the Impairment or Disposal of Long-Lived Assets. The objectives of FAS No. 144 are to address significant issues relating to the implementation of FASB Statement No. 121 ("FAS No. 121"), Accounting for the Impairment of Long–Lived Assets and Long-Lived Assets to Be Disposed Of, and to develop a single accounting model, based on the framework established in FAS No. 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. FAS No. 144 must be adopted in the first quarter of fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial statements.

In July 2001, the FASB issued Statements on Financial Accounting Standards FAS No. 141 (Business Combination) and FAS No. 142 (Goodwill and Other Intangible Assets). FAS No. 141 among other things, eliminates the use of the pooling of interest method of accounting for business combination. Under the provision of FAS No. 142, goodwill will no longer be amortized, but will be subject to a periodic test for impairment based upon fair value. FAS No. 141 is effective for all business combinations initiated after June 30, 2001. FAS No. 142 must be adopted in the first quarter of fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of these statements will have a material impact on the Company's financial statements.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS

The Company's principal source of revenue is derived from its 49.8% interest in Justice Investors, a California limited partnership ("Justice Investors"), in which the Company serves as one of the two general partners. The other general partner, Evon Garage Corporation ("Evon"), serves as the managing general partner. As a general and limited partner, Portsmouth has significant control over the management and operation of the assets of Justice Investors. All significant partnership decisions require the active participation and approval of both general partners. The Company and Evon jointly consult and determine the amount of partnership reserves and the amount of cash to be distributed to the limited partners.

The partnership derives most of its income from a lease of its San Francisco, California hotel property to Felcor Lodging Trust, Inc. ("Felcor") and from a lease of the garage portion of the property to Evon. As a general partner, the Company is more active in monitoring and overseeing the operations of the hotel and parking garage. The Company also derives revenue from management fees for actively managing the hotel. Investment in Justice Investors is recorded on the equity basis.

Pursuant to the terms of the partnership agreement, voting rights of the partners are determined according to the partners' entitlement to share in the net profit and loss of the partnership. The Company is not entitled to any additional voting rights by virtue of its position as a general partner. The partnership agreement also provides that no portion of the partnership real property can be sold without the written consent of the general and limited partners entitled to more than 72% of the net profit.

Condensed financial statements for Justice Investors are as follows:

JUSTICE INVESTORS
CONDENSED BALANCE SHEET

As of June 30,		2002
Assets		
Total current assets	$	161,181
Property, plant and equipment, net of accumulated depreciation of $12,271,100		4,304,583
Loan fees and deferred lease costs, net of accumulated amortization of $225,800		84,612
Total assets	$	4,550,376
Liabilities and partners' capital		
Total current liabilities	$	4,202
Long term debt		490,432
Partners' capital		4,055,742
Total liabilities and partners' capital	$	4,550,376

CONDENSED STATEMENTS OF OPERATIONS

For the twelve months ended June 30,	2002	2001
Revenues	$ 5,180,311	$ 8,759,508
Costs and expenses	(843,187)	(872,692)
Net income	$ 4,337,124	$ 7,886,816

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES

The Company's investment portfolio consists primarily of corporate equities. The Company has also invested in corporate bonds and income producing securities, which may include interests in real estate based companies and REIT's, where financial benefit could inure to its shareholders through income and/or capital gain. The Company may also use exchange traded funds (such as SPYders), options and futures to hedge concentrated stock positions and index futures to hedge against market risk and enhance the performance of the Company's portfolio while reducing the overall portfolio's risk and volatility.

The Company's current investment portfolio as of June 30, 2002 is composed of following types of investment securities:

	Market Value	% of Total Portfolio
Fixed Income:		
Corporate bonds	$ 100,438	4.12%
Corporate securities:		
Common stock	1,905,168	78.12%
Preferred stocks	249,550	10.23%
REIT's	181,900	7.46%
Warrants	1,660	0.07%
Total securities assets	$ 2,438,716	100.00%

As part of the investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. The Company has no naked short positions. As of June 30, 2002, the Company had obligations for securities sold (equities short) of $122,360.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net unrealized gains or losses included in earnings. Included in the net losses on marketable securities of $4,325,517 for the year ended June 30, 2002 are net unrealized losses of $1,515,189 and net realized losses of $2,810,328.

NOTE 4 - INCOME TAXES

The provision for income taxes benefit (expense) consists of the following:

For the year ended June 30,	**2002**	**2001**
Federal		
Current	$ 29,941	$ (1,428,000)
Deferred	1,158,891	(27,697)
	1,188,832	(1,455,697)
State		
Current	(37,922)	(280,000)
Deferred	61,000	(20,002)
	23,078	(300,002)
	$ 1,211,910	$ (1,755,699)

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

For the year ended June 30,	**2002**	**2001**
Statutory federal tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	6.0%	6.8%
Other	(0.6%)	(0.1%)
	39.4%	40.7%

The components of the Company's deferred tax assets as of June 30, 2002 are as follows:

Net losses carryforward	$ 701,684
Unrealized losses on marketable securities	247,207
Net deferred tax asset	$ 948,891

NOTE 5 - SEGMENT INFORMATION

The Company operates in two reportable segments, the operation of Justice Investors and the investment of its cash and securities assets. These two operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Information below represents reported segments for the years ended June 30, 2002 and 2001. Operating income from Justice Investors consist of the operations of the hotel and garage included in the equity in net income of Justice Investors. Operating income (losses) for investment transactions consist of net investment gains (losses) and dividend and interest income.

Year ended June 30, 2002	Justice Investors	Investment Transactions	Other	Total
Operating income (losses)	$ 2,159,887	$ (4,512,165)	$ -	$ (2,352,278)
Operating expenses	-	(228,373)	-	(228,373)
Net operating income (losses)	2,159,887	(4,740,538)	-	(2,580,651)
General and administrative expenses	-	-	(543,052)	(543,052)
Other income	-	-	48,114	48,114
Income tax benefit	-	-	1,211,910	1,211,910
Net income (losses)	$ 2,159,887	$ (4,740,538)	$ 716,972	$ (1,863,679)
Total assets	$ 1,486,222	$ 2,538,716	$ 2,546,914	$ 6,571,852

Year ended June 30, 2001	Justice Investors	Investment Transactions	Other	Total
Operating income	$ 3,927,635	$ 1,169,253	$ -	$ 5,096,888
Operating expenses	-	(381,813)	-	(381,813)
Net operating income	3,927,635	787,440	-	4,715,075
General and administrative expenses	-	-	(458,575)	(458,575)
Other income	-	-	55,442	55,442
Income tax expense	-	-	(1,755,699)	(1,755,699)
Net income (losses)	$ 3,927,635	$ 787,440	$ (2,158,832)	$ 2,556,243
Total assets	$ 2,589,231	$ 8,999,028	$ 232,756	$ 11,821,015

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain shared costs and expenses, primarily administrative salaries, rent and insurance are allocated among the Company, the Company's parent, Santa Fe, and The InterGroup Corporation ("InterGroup"), parent of Santa Fe, based on management's estimate of the pro rata utilization of resources. For the years ended June 30, 2002 and 2001, these expenses were approximately $126,450 and $106,864, respectively. Four of the Company's Directors serve as directors of InterGroup and three of the Company's Directors serve on the Board of Santa Fe.

As Chairman of the Securities Investment Committee, the Company's President and Chief Executive Officer, John V. Winfield, directs the investment activity of the Company in public and private markets pursuant to authority granted by the Board of Directors. Mr. Winfield also serves as Chief Executive Officer and Chairman of Santa Fe and InterGroup and oversees the investment activity of those companies. Depending on certain market conditions and various risk factors, the Chief Executive Officer, his family, Santa Fe and InterGroup may, at times, invest in the same companies in which the Company invests. The Company encourages such investments because it places personal resources of the Chief Executive Officer and his family members, and the resources of Santa Fe and InterGroup, at risk in connection with investment decisions made on behalf of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

The Company may from time to time make forward-looking statements and projections concerning future expectations. When used in this discussion, the words "estimate," "project," "anticipate" and similar expressions, are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, such as the impact of terrorism and war on the national and international economies, including tourism and securities markets, general economic conditions and increased competition in the hotel industry in the San Francisco area, partnership distributions, securities markets, litigation and other factors, including natural disasters, and those discussed below, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

The Company's principal source of revenue continues to be derived from its 49.8% ownership interest in the Justice Investors limited partnership, in which Portsmouth serves as one of the general partners. The Company also received income from the investment of its cash and securities assets. The partnership derives most of its income from a lease of its hotel property to Felcor and from a lease with Evon Garage Corporation.

Fiscal Year Ended June 30, 2002 Compared to Fiscal Year Ended June 30, 2001

The Company had a net loss of $1,863,679 for the fiscal year ended June 30, 2002 as compared to net income of $2,556,243 for the fiscal year ended June 30, 2001. This was primarily due to the change to net losses from net gains on marketable securities, the decrease in net equity income of Justice Investors, and the decrease in dividend and interest income. These were partially offset by the decrease in margin interest, trading and management expenses.

Net gains/losses on marketable securities changed to net losses of $4,325,517 for the fiscal year ended June 30, 2002 from net gains of $942,535 for the fiscal year ended June 30, 2001. This was due to the significant decline in the market value of the Company's investment portfolio during the twelve month period. For the fiscal year ended June 30, 2002, the Company had net unrealized losses of $1,515,189 and net realized losses of $2,810,328. In the fourth quarter of 2002, the Company reserved $250,000 for losses in other investments for potential impairment of value based on operating results of these investments. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value.

Dividend and interest income decreased to $63,352 from $226,718 as a result of the Company investing in less income yielding securities. Margin interest, trading and management expenses decreased to $228,373 from $381,813, primarily due to the maintenance of lower average daily margin balances during the current fiscal year. Margin interest expense decreased to $118,173 for the fiscal year ended June 30, 2002 from $277,606 for the fiscal year ended June 30, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As previously discussed, on June 28, 2001, the Company, Santa Fe and InterGroup entered into an agreement with an investment advisory company, for the management of their securities portfolios. That was the first time that the Company had relied on an investment advisor to manage its investments on a discretionary basis. The results were not acceptable, and the Company terminated its agreement with the investment advisor on November 7, 2001. During that period of time, the Company's investment portfolio had a significant concentration in computer software, computer technology, internet technology and services, telecommunications, and aircraft industry sectors. The securities in those sectors, especially those traded on The Nasdaq Stock Market, greatly declined in that quarter and were particularly hard hit by the events of September 11, 2001. Since the Company resumed management of its securities portfolio on November 8, 2001, it has sought to reposition and diversify its portfolio by individual securities as well as by industry sectors to mitigate against market risk. Despite those efforts, the Company's securities portfolio suffered additional losses, especially during the fourth quarter of the fiscal year ended June 30, 2002, when securities markets further declined in the wake of corporate and accounting scandals and loss of general investor confidence in the overall markets.

The decrease in equity in net income of Justice Investors to $2,159,887 from $3,927,635 was primarily attributable to a 48% decrease in the total hotel and garage revenue. This was primarily due to the decrease in both occupancy and room rates of the hotel during the twelve months period as a result of a slow down in the San Francisco area economy, increased competition and the continuing impact that the terrorist attacks of September 11, 2001 have had on tourism and the hospitality industry in San Francisco. The decrease in hotel revenue was partially offset by an increase in other income of approximately $600,000 to Justice Investors as a result of an arbitration settlement payment from the hotel lessee in fiscal 2002 relating to a rent claim.

General and administrative expenses increased to $543,052 from $458,575 primarily due to increased insurance costs, shared expenses, professional fees and accrued wages.

Income taxes changed to tax benefit of $1,211,910 from tax expense of $1,755,699 due to the net loss incurred in the current fiscal year.

LIQUIDITY AND SOURCES OF CAPITAL

The Company's cash flows are primarily generated through its general and limited partnership interest in the Justice Investors limited partnership, which derives its income from its lease with Felcor and a lease with Evon. In addition to its monthly limited partnership distributions from Justice Investors, the Company receives monthly management fees as a general partner. The Company also derives revenue from the investment of its cash and securities assets.

For the first ten months of the current fiscal year, Portsmouth was receiving a monthly distribution of $209,160 from Justice Investors as a limited partner. As a result of the significant decline in partnership revenues due to the slowdown in the San Francisco area economy, increased competition and the continuing impact that the terrorist attacks of September 11, 2001 have had on tourism and the hospitality industry, Justice Investors cut the monthly distribution to its limited partners by 20%, effective with the May 2002 distribution. As a result, Portsmouth's monthly distribution was reduced by $41,832 to

$167,328. The limited partners have also been advised that it is unlikely that there will be any year-end special distributions in December 2002 if hotel occupancy and room rates do not improve, and further cuts in the monthly distributions may have to be made in the future. The general partners will continue to review and analyze the operations of the hotel to determine an appropriate monthly distribution. For the fiscal year ended June 30, 2002, the Company received cash distributions of $3,262,896 from Justice Investors. That amount reflects a $1,045,800 reduction in the December 2001 special partnership year-end distribution to $836,640, compared to the December 2000 special distribution of $1,882,440.

The events of September 11, 2001, had a dramatic impact on the domestic and global economies, especially on the tourism and hospitality industry, and also resulted in a significant decline in securities markets. Although the Company has suffered a significant decline in revenues as a result of those events, increased competition and the continuing difficult securities markets, management believes that the net cash flow generated from future operating activities and its capital resources will be adequate to meet its current and future obligations even with the reduction in partnership distributions. However, with a reduction in partnership distributions, the Company may reconsider its dividend policy.

The Company has no off balance sheet arrangements. The Company also does not have any material contractual obligations or commercial commitments.

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. To the extent that the hotel lessee is able to adjust room rates, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material.

CRITICAL ACCOUNTING POLICIES

The Company reviews its long-lived assets and other investments for impairment when circumstances indicate that a potential loss in carrying value may have occurred. For the Company's investment in Justice, to the extent that projected future undiscounted cash flows from the operation of the Company's hotel property are less than the carrying value of the asset, the carrying value of the asset is reduced to its fair value. For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether the estimated fair value of the asset is less than the carrying value of the asset.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net unrealized gains or losses included in earnings. The Company's other accounting policies are straightforward in their application.

MARKET FOR PORTSMOUTH'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Portsmouth's common stock is traded over-the-counter and is listed on the OTC Bulletin Board under the trading symbol: PRSI.

The following table sets forth the high and low bid prices as of the end of each full quarterly period for the fiscal years ended June 30, 2002 and June 30, 2001, as reported by the OTC Bulletin Board reports.

Fiscal 2002	High	Low
First Quarter (7/1 to 9/30)	$ 21.50	$ 21.10
Second Quarter (10/1 to 12/31)	$ 22.00	$ 22.00
Third Quarter (1/1 to 3/31)	$ 25.50	$ 22.00
Fourth Quarter (4/1 to 6/30)	$ 25.00	$ 21.00

Fiscal 2001	High	Low
First Quarter (7/1 to 9/30)	$ 19.50	$ 18.00
Second Quarter (10/1 to 12/31)	$ 20.00	$ 19.50
Third Quarter (1/1 to 3/31)	$ 20.00	$ 19.00
Fourth Quarter (4/1 to 6/30)	$ 23.00	$ 20.25

Such over-the-counter market quotations reflect inter-dealer prices and do not include retail markup, markdown or commission and may not necessarily represent actual transactions.

As of September 13, 2002, the approximate number of holders of record of the Company's common stock was 251. Such number of owners was determined from the Company's shareholders records and does not include beneficial owners of the Company's common stock whose shares are held in the names of various brokers, clearing agencies or other nominees. There are approximately 390 beneficial shareholders of the Company's common stock.

DIVIDENDS

On January 13, 1982, the Board of Directors established a regular semi-annual dividend of $0.25 per share payable on March 1 and September 1 to shareholders on record at February 1 and August 1, respectively. These regular semi-annual dividends have been declared and paid at the established intervals since September 1, 1982. The Company will review and modify its dividend policy as needed to meet such strategic and investment objectives as may be determined by the Board of Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Portsmouth has no securities authorized for issuance under equity compensation plans.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
Portsmouth Square, Inc., Santa Fe Financial Corporation and The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant and Private Consultant (real estate and banking); President, Century Plaza Printers, Inc.

JEROLD R. BABIN
Director
Retail Securities Broker; First Vice President, Prudential Securities

JOSEF A. GRUNWALD
Director
Industrial, commercial and residential real estate developer; Chairman PDG N.V. (Belgium) and President I.B.E. Services S.A. (Belgium), an International trading company

DR. JOHN C. LOVE
Director
Certified Public Accountant; International Hospitality and Tourism Consultant

MICHAEL G. ZYBALA
Vice President, Secretary, Treasurer and General Counsel
Portsmouth Square, Inc. and Santa Fe Financial Corporation; Assistant Secretary and Counsel, The InterGroup Corporation

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ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the fiscal year ended June 30, 2002 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Michael G. Zybala, Secretary
Portsmouth Square, Inc.
820 Moraga Drive
Los Angeles, California 90049

The Company's 2002 Form 10-KSB and Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, California 90071

STOCK TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, California 91204-2991
(818) 502-1404; (800) 835-8778